UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 13, 2018

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In compliance with the Nasdaq Listing Rule 5250(c)(2), VivoPower International PLC (the “Company”) has filed as Exhibit 99.1 hereto its unaudited consolidated statement of financial position as of September 30, 2018 and its unaudited consolidated statement of comprehensive income, unaudited consolidated statement of changes in equity and unaudited consolidated cash flow statement for the six months ended September 30, 2018. The financial information set forth in this report is unaudited and subject to adjustment in connection with the audit of the Company’s financial statements for the year ending March 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Carl Weatherley-White
	Name:	Carl Weatherley-White
	Title:	Chief Executive Officer

Date: November 13, 2018

EXHIBIT INDEX

Exhibit 99.1 — Press Release